UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

ALTEON INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

02144G107
(CUSIP Number)

Noah Berkowitz, M.D., Ph.D.
Alteon Inc.
6 Campus Drive
Parsippany, N.J. 07054
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.: 02144G107		PAGE 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noah C. Berkowitz, M.D., Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 8,931,700
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORT REPORTING	9	SOLE DISPOSITIVE POWER 8,931,700
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,931,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP NO.: 02144G107		PAGE 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noah C. Berkowitz Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,337,800
EACH REPORT REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,337,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,337,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP NO.: 02144G107		PAGE 4 of 7

Item 1.  Security and Issuer

The title and class of equity securities to which this Schedule 13D relates to is common stock, par value $0.01 per share (the “Common Stock”), of Alteon Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 6 Campus Drive, Parsippany, New Jersey 07054.

Item 2.  Identity and Background

Noah C. Berkowitz, M.D., Ph.D.:

a.  This Schedule 13D is filed on behalf of Noah C. Berkowitz, M.D., Ph.D.

b. His principal business address is Alteon Inc., 6 Campus Drive, Parsippany, New Jersey 07054.

c. Dr. Berkowitz is President and Chief Executive Officer of Alteon Inc.

d. During the past five years, Dr. Berkowitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the past five years, Dr. Berkowitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f.  Dr. Berkowitz is a citizen of the United States.

Noah C. Berkowitz Family Trust:

a.  This Schedule 13D is filed on behalf of Noah C. Berkowitz Family Trust.

b. Its principal business address is c/o Alteon Inc., 6 Campus Drive, Parsippany, New Jersey 07054.

c. Diane Berkowitz M.D. is the Trustee of the Noah C. Berkowitz Family Trust.

d. During the past five years, the Noah C. Berkowitz Family Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the past five years, the Noah C. Berkowitz Family Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f.  Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

On April 19, 2006, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Alteon Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), HaptoGuard, Inc., a Delaware corporation (“HaptoGuard”), and Genentech, Inc., a Delaware corporation (“Genentech”). Under the terms of the Merger Agreement, the Merger Sub merged with and into HaptoGuard, with HaptoGuard becoming the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). The Merger was approved by the Board of Directors of the Company on April 13, 2006, the Company’s stockholders on July 19, 2006 and HaptoGuard’s stockholders on July 18, 2006. The Company completed the Merger on July 21, 2006.

SCHEDULE 13D
CUSIP NO.: 02144G107		PAGE 5 of 7

At the effective time of the Merger, (a) pursuant to the terms of Company’s certificate of incorporation and the Merger Agreement, Genentech converted a portion of the Alteon Preferred Stock that it held into shares of Alteon Common Stock, such that the number of such shares of Alteon Common Stock issued was, when added to the shares of Alteon Common Stock already owned by Genentech, equal 19.99% of the Company’s outstanding Common Stock as calculated after the conversion of such Alteon Preferred Stock; (b) Genentech transferred to HaptoGuard a portion of Alteon Preferred Stock held by it, in such an amount that converted to a number of shares of Alteon Common Stock, in accordance with the terms of the Company’s certificate of incorporation and the terms of the Merger Agreement equal in value to $3,500,000; (c) Genentech transferred to the Company all of the remaining shares of Alteon Preferred Stock held by Genentech which were not either converted or transferred, and such shares of Alteon Preferred Stock ceased to be outstanding, canceled and retired without payment of any consideration therefor other than pursuant to the terms of the Merger Agreement and ceased to exist; (d) every share of HaptoGuard Common Stock (the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than the dissenting shares) was converted into the right to receive a number of shares of Alteon Common Stock equal to the quotient of (i) the sum of (x) a number of shares of Alteon Common Stock issued by Alteon to HaptoGuard stockholders at the effective time with a value of $5.3 million, plus (y) the number of shares of Alteon Common Stock issued pursuant to section (b) above at the effective time, the market value of (x) and (y) equal to $8,800,000, divided by (ii) the sum of (x) the number of outstanding Shares at the effective time, and (y) the number of Share Equivalents (as defined below) (the “Exchange Ratio”); and (e) each Share held in the treasury of HaptoGuard and each Share owned by Alteon or by any direct or indirect wholly-owned subsidiary of HaptoGuard or Alteon immediately prior to the effective time, by virtue of the Merger and without any action on the part of the holder thereof, ceased to be outstanding, was canceled and retired without payment of any consideration therefor other than pursuant to the terms of the Merger Agreement and ceased to exist.

The Company assumed each outstanding vested or unvested option to purchase HaptoGuard Common Stock, which was exercisable following the Merger for the number of shares of HaptoGuard Common Stock that were purchasable under such option immediately prior to the effective time of the Merger multiplied by the Exchange Ratio (rounded down to the nearest whole number of shares of Common Stock) and the per share exercise price for the shares of HaptoGuard Common Stock issuable upon exercise of such assumed option was equal to the quotient determined by dividing the exercise price per share of HaptoGuard Common Stock at which such option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio (and rounding the resulting exercise price up to the nearest whole cent). All outstanding warrants to purchase HaptoGuard Common Stock were exchanged for the right to receive a number of shares of Alteon Common Stock (“Share Equivalents”) at the effective time of the Merger which had a market value equal to the difference between (i) the market value of the product of the number of shares of HaptoGuard Common Stock that were purchasable under such warrants immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole number of shares of Alteon Common Stock) and (ii) the total exercise price of such warrant.

Prior to the merger, Dr. Noah Berkowitz, the Chief Executive Officer of HaptoGuard, and the Noah Berkowitz Family Trust, together represented approximately 41% of outstanding HaptoGuard Common Stock. As a result of the Merger, Dr. Berkowitz received approximately 9,506,700 shares of Alteon Common Stock and the Noah C. Berkowitz Family Trust received approximately 6,337,800 shares of Alteon Common Stock.

Item 5. Interest in Securities of the Issuer

a. Dr. Berkowitz beneficially owns an aggregate of 7% of the outstanding shares of Common Stock.

b. Dr. Berkowitz has the power to vote and dispose of all 8,931,700 shares of Common Stock of the Issuer beneficially owned by him.

c. On February 8, 2007, Dr. Berkowitz donated approximately 250,000 shares of Common Stock of the Issuer to SAR Academy, Riverdale, New York, approximately 75,000 shares of Common Stock of the Issuer to PEF Israel Endowment Funds, New York, New York and approximately 250,000 shares of Common Stock of the Issuer to Young Israel of New Rochelle, New Rochelle, New York.

d. The Noah C. Berkowitz Family Trust (the “Trust”) beneficially owns an aggregate of 5% of the outstanding shares of Common Stock of the Issuer. Diane Berkowitz M.D. is the trustee of the Trust and has the power to vote and dispose of all 6,337,800 shares of Common Stock held in the Trust. Dr. Noah Berkowitz disclaims beneficial ownership of these shares.

e. Not applicable.

SCHEDULE 13D
CUSIP NO.: 02144G107		PAGE 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 5 is incorporated herein by reference.

Dr. Berkowitz and the Trust are not a party to any other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to be Filed as Exhibits

Agreement and Plan of Merger by and among Alteon Inc., Alteon Merger Sub, Inc., HaptoGuard, Inc. and Genentech, Inc., dated as of April 19, 2006. (Incorporated by reference to Annex A to Schedule 14A filed by the Company with the Commission on June 22, 2006 (File No. 001-16043)).

SCHEDULE 13D
CUSIP NO.: 02144G107		PAGE 7 of 7

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

February 14, 2007
(Date)

/s/ Noah Berkowitz, M.D., Ph.D.
By: Noah Berkowitz, M.D., Ph.D.
Title: President and
Chief Executive Officer

Noah C. Berkowitz Family Trust

/s/ Diane Berkowitz, M.D
By: Diane Berkowitz, M.D.
Title: Trustee